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MAR 28 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INSTREAM PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Middlefield Road, Suite 150
(No. and Street)

Menlo Park (City) CA (State) 94025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Schlesinger (415) 218-6775
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAORO ZYDEL & HOLLAND LLP
(Name – *if individual, state last, first, middle name*)

135 MAIN STREET, 9TH FLOOR SAN FRANCISCO, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Schlesinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTREAM PARTNERS, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco } ss.

Subscribed and sworn to (or affirmed) before me on this 27th day of March, 2008 by John H. Schlesinger, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

Signature [signature] (Seal)

CRISTINA ASHBA
COMM. # 1669891
NOTARY PUBLIC - CALIFORNIA
CITY AND COUNTY OF SAN FRANCISCO
MY COMM. EXP. MAY 25, 2010

TABLE OF CONTENTS

DAORO ZYDEL & HOLLAND LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Members
Instream Partners, LLC

We have audited the accompanying statement of financial condition of Instream Partners, LLC, a California limited liability company, as of December 31, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instream Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daoro Zydel + Holland LLP

San Francisco, California
March 27, 2008

135 Main Street, 9th Floor, San Francisco, CA 94105 • Main: 415.781.2500 • Toll Free: 877.681.2500 • Fax: 415.781.2530

INSTREAM PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	57,312
Receivable from customers (net of allowance for doubtful accounts of $79,485)		29,026
Prepaid expenses		863
	$	87,201

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	10,511
Accrued expenses		3,074
Distribution payable - current portion		7,633
Total current liabilities		21,218
NON-CURRENT LIABILITIES		
Distribution payable - long-term		15,900
Total non-current liabilities		15,900
Total liabilities		37,118
MEMBERS' EQUITY		50,083
	$	87,201

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2007

REVENUES	
Consulting fees	$ 945,683
OPERATING EXPENSES	
Guaranteed payments to members	849,325
Professional fees	28,768
Rent	40,664
Consultants	46,050
Bad debt expense	79,485
Travel	10,846
Database support service	13,664
Communication costs	3,611
Marketing	4,526
Meals and entertainment	1,387
Salaries	18,290
Payroll taxes	6,856
Compliance e-mail services	2,384
Telephone	3,184
Computer costs	2,560
Dues and subscriptions	1,030
Miscellaneous	1,390
Office supplies	7,498
Conference expense	1,700
Internet access	464
Employee benefits	3,535
Taxes	1,635
Total operating expenses	1,128,852
Loss from operations	(183,169)
OTHER INCOME (EXPENSES)	
Other income	94,276
NET LOSS	$ (88,893)

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2007

Members' equity - beginning of year	$	113,844
Contributions		25,132
Net loss		(88,893)
Members' equity - end of year	$	50,083

The accompanying notes are an integral part of this statement.

INSTREAM PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

CASH FLOWS FROM (TO) OPERATING ACTIVITIES		
Net loss	$	(88,893)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid directly by members		25,132
Receivables from customers		(14,706)
Due from members		4,676
Prepaid expenses		(26)
Accounts payable and accrued expenses		24,137
Net cash used in operating activities		(49,680)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(49,680)
Cash and cash equivalents, beginning of year		106,992
Cash and cash equivalents, end of year	$	57,312

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF BUSINESS

Instream Partners, LLC (the Company) is headquartered in Menlo Park, California. The Company, which provides investment banking services, focuses on middle market growth companies, and is a member of the National Association of Securities Dealers (NASD).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Revenue Recognition

The Company earns fees from providing merger and acquisition advice, general corporate finance advisory services and privately raising capital for public and private companies on an agency basis. The Company recognizes revenue from these services as earned on a pro rata basis over the contract term or upon completion of financing.

Income Taxes

The financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C - RECEIVABLES

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off as a charge to the valuation allowance and a credit to accounts receivable.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $19,099, which was $14,099 in excess of its required net capital of $5,000. Aggregate indebtedness to net capital ratio at December 31, 2007 was 1.94 to 1.

NOTE E - CONCENTRATION

For the year ended December 31, 2007, the Company earned 67.8% of its revenue from three customers.

SUPPLEMENTAL INFORMATION

SCHEDULE I

INSTREAM PARTNERS, LLC

December 31, 2007

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total member's equity from statement of financial condition		$ 50,083
Deductions:		
Nonallowable assets:		
Receivables from customers	$ 29,026	
Petty cash	100	
Other assets	1,586	30,712
Tentative net capital		19,371
Haircuts		(272)
Net capital		19,099
Required net capital under Rule 15c3-1 subparagraph (a)(2)(vi)		5,000
Excess net capital		$ 14,099

Minimum net capital requirement (6 2/3% of $37,118)	$ 2,476
Minimum dollar net capital requirement	5,000
Net capital requirement	5,000
Excess net capital	14,099
Excess net capital at 1000%	15,387
Total aggregate indebtedness	37,118
Net capital	19,099
Ratio of aggregate indebtedness to net capital	1.94 to 1

Aggregate indebtedness:	
Accrued expenses	$ 37,118
Reconciliation with the Company's computation:	
Tentative net capital as previously reported	$ 20,898
Adjustments:	
Increase in accrued expenses	(1,527)
Tentative net capital	19,371
Haircuts	(272)
Net capital	$ 19,099

SCHEDULE II

INSTREAM PARTNERS, LLC

December 31, 2007

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exhange Commission

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

Information for Possession or Control Requirements Under Rule 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Instream Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Instream Partners, LLC, for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal ReserveRegulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one ore more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszo Zydel + Holland LLP

San Francisco, California
March 27, 2008

END